Exhibit 99.3

analyst day 8 march
analyst day 8 march
analyst day 8

Telkom SA Limited

Analyst Day Presentation

March 8, 2007

The NGN Explained

Cautionary statement on forward looking statements

All of the statements included in this presentation, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information-Risk Factors,” of Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission; its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication – Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labour laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in our expectation.

Agenda

Traditional and New Wave Revenue

Steven Hayward

Managing Executive: Retail Marketing

11:30 - 12:30

Support Systems for the Future

Motlatsi Nzeku

Chief Information Officer

10:00 - 11:00

Next Generation Networks

Pierre Marais

Managing Executive: Network Infrastructure Provisioning

08:30 - 09:30

analyst_day_8_march
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4

Next Generation Networks

Pierre Marais

Managing Executive: Network Infrastructure Provisioning

Enterprise

Market

IT

Market

Mass

Market

Wireline

Telco

Wholesale

Market

Wireless

Customer

NGSDH & Metro WDM

Transport core

WDM

NG-SDH

& SDH

ATM

Backhaul

Metro
Ethernet

ATM

Performance Core

High Speed, Reliable

Intelligent Edge

Service Enabler

Access Network

Reach & variety

Backhaul

Speed

The Telkom NGN architecture

DSL

Ethernet

PSTN

ATM

Diginet

Service Enablers

Hosting
Security

Soft-switch

IMS

SDP

SMSC

IN / ESP

NIVR

AAA

DNS

Cache

Media & Applications

Content

IPTV

Music

OSS & NGOSS

IP Network

Transport Core

Satellite

WiMAX

3G

WiFi

Core of NGN - Carrier IP / MPLS and
Metro Ethernet/ MPLS networks

Resilient, fast and optimized
transmission architecture built on NG-SDH.

Quality of Service enabled and
engineered to support performance SLAs

IPNet is secured via SBC’s, Secure Peering Edges,
Carrier of Carriers and associated security architecture

Allows connectivity through a combination
of legacy and broadband access

Characteristics of the NGN

Status

Sophistication required in the access using an IMAX

The PSTN is connected to the NGN core via
media gateways

An NGN service segment adds intelligence:

session control, call handling

elements include Softswitch, SSC, Service platforms, etc.

Products supported by NGOSS architecture employing
COTS, BPM, SOA, Web-services, etc.

Converged services allowed through combination of
these network platforms, NGOSS and intelligent CPE e.g. Bluephone, Triple Play, Carrier VoIP, etc.

Characteristics of the NGN  (continued)

Status

NGN Strategy - Delivers Real Advantages

Limits future
Opex

Rationalisation of multiple legacy technologies to NGN
platforms

Protects
against impact
of disruptive
technologies

Through increased speed to market flexibility afforded by
common platform

Allows
converged
service
offerings

i.e. Telco’s now compete in the media domain

Single sign-on

Access Agnostic

Simplified
Converged
Applications

…

ENDPOINTS

SESSION

APPLICATION

ERP over
Data

Voice
(PSTN)

…

Content &
Broadcast

Unified data &
customer view

IP makes convergence happen

SUPPORT
SYSTEMS

NETWORK

Voice

(Mobile)

All IP full service
architecture

Technologies
facilitating
inter-working

TECHNOLOGY

AToM

WiFi-SIP UMA

GMPLS

IP QoS VPN’s

Evolution

Revolution

Turn off the PSTN by a final
date e.g. BT, Telecom Italia

Customers gradually migrate from
the PSTN to the NGN e.g. Telkom

Speed of migration depends on business drivers and market demands

Alternate strategies

Cost saving opportunities

Collapsed network creates opportunities across the value chain

Planning

Engineering

Procuring

Installation

Maintenance

Support

Extra capacity on legacy to be used as spares

Retirement of targeted legacy infrastructure

Metro Ethernet
Deployment Initiated

DSL rollout
accelerated

VoIP portfolio
developed

Soft Switch First
Office Application
(FOA)

Strategic Access
components finalized

VoIP FAB solution
development commenced

WiMAX First Office
Application (FOA)

NGN Plan Review

OSS Integration partner
selected

Next generation OSS
framework established

Usage based billing for IP,
public, private and internet
developed

Soft Switch and new
access technologies able to
replace PSTN

Triple play portfolio
developed

Media, content and
application capability/
relationship established

Diginet service migration
begins

Selective PSTN
deployments
migrated

Selective data
migration to new data
products

New operations and
service management
capability in place

Core bandwidth to
10Gbit/s

Wholesale DSL
service launched

Selective PSTN
migration begins

Data migration
continues

Reach 15-20%  ADSL
penetration of fixed
access lines

Fixed Mobile
convergence for voice
and data

Selective PSTN
migration

2006/07

2007/08

2008/09

2009/10

2010/11

Aggressive Integrated
Access Device
implementation

Fibre Rollout
accelerated

Access wireline - major initiatives

Radically upscale availability of ADSL

Introduce ADSL2/2+, high speed access

Introduce NGN Leased Lines to market
(supported by SHDSL)

Increase Fibre to the Node (FTTN)
and Curb (FTTC) roll-out

Deploy IMAX’s

Residential
market

Corporate
market

General
benefits

Preparing the Access Network for high bandwidth
requirements

Minimum speed of “up to 10
Mbit/s”  for copper wireline –
where economical

Fibre optic to be provided closer
to customer to increase speed of
existing copper loop

Wireless has a restriction on the
bandwidth throughput

Peri-urban and rural
deployments where copper
is not economical

10Km

500 Mb

Bandwidth / Distance

/ Technology dependence

80Km

Metro

Ethernet

NG-SDH

192Kb

1Mb

3Mb

8Mb

24Mb

2.4Gb

ME on 40Km possible

PON

1 Gb

SHDSL

ADSL 2+

WiMAX

The future: fibre optic to achieve rates in excess of a Gbit/s

ADSL

Replace Fibre to increase quality

Will facilitate higher speeds in the core

Add G/MPLS intelligence to the Fibre network for
routing optimization and back-up route creation

Will increase resiliency (SLAs) until 3rd back-up
path created

Oversubscribed bandwidth used as cost effective
best effort service

Quality &
speed

Intelligence

Transport Initiatives - Quality, Speed and Intelligence

Telkom Local and National Network

Port Elizabeth

Capetown

Bloemfontein

Durban

Pretoria

Johannesburg

Nelspruit

Polokwane

Rustenburg

Upington

Mtunzini

Melkbos

Strand

Kimberly

Bethlehem

Meyerton

Vereeninging

SAT-2

SAT-3

SAFE

Mtunzini

10 Gbit/s capable NG-SDH
deployed from 2006 – 2009
(160Tbit/s total connectivity)

1 Gbit/s Access capable
Metro Ethernet deployed
from 2006 – 2009

Local and Metro Area
build plans

80 Wavelength 10 Gbit/s Capable
DWDM Network by end of Phase 3

80 Wavelength 10 Gbit/s Capable
DWDM Network by end of Phase 1

International fibre uplinks

80 Wavelength 10 Gbit/s Capable
DWDM Network by end of Phase 2

National Automatically Switched Transport Network point of presence

National Layer build plans

Regional
Network

Regional
Network

Regional
Network

Regional
Network

The Proposed Network Solution

Primary Telkom
Regional Exchange

FIFA
Stadium

IBC

Telkom Carrier Room
at FIFA Venue

Indirectly Related
Infrastructure

Directly Related
Infrastructure

National Network

Regional
Network

Regional
Network

IMS & Application platforms
Softswitch HiE9200
SSE
GAP
Management & Services segments
Distant International Router
Local International Router
PE's
P
Carrier of carriers
P
Internet LL
Dial-up
Metro Ethernet, LL
Peering Edge
SBC
Media Gateway
SBC
SBC
Secure Services Edge (SSE)
PSTN
VoIP
VANS' & ISP's

→

→

18

IP Network – Quality of Service

IPNet - QoS and MPLS enabled
since 2003

Cisco based with CPN Status

2nd worldwide operator to
achieve Cisco Multi-Service VPN
QoS certification

Edge nodes increasing to 25 (16)
to expand footprint and enhance
regional redundancy

To migrate to ‘carrier supporting
carriers’ architecture in 2008

Resilient network - cost
optimized for competition

Capacity to increase in line with
transport initiatives from 2.5G
10G    40G

Creating a Consolidated IP Network Infrastructure

IPNet functionality enhanced

session border controllers and

secure peering edges

TIENet and TMNet started
migration in 2006 and will
complete in 2009

Currently a converged VPN known
as T.Net has been created to
facilitate this

Telkom will develop a Content
Distribution Network and Data
Center Strategy

•

•

Level 3
Abovenet
Microsoft
Google
Yahoo
Telia
BTN/PCCW
Teleglobe
NEW YORK
ASHBURN
LONDON A
LONDON B
AMSTERDAM
Global Crossing
AT&T
HONG KONG
Cochin
Penang
Dakar
Accra
Cotonou
Lagos
Douala
Libreville
Luanda
Mauritius & Réunion
JOHANNESBURG
CAPE TOWN
Melkbosstrand
Mtunzini
KEY
Distribution Point
Network-Distribution Connection
Network Landing Point
SAT3 Landing Point
SAT3 Cable System
SAFE Landing Point
SAFE Cable System
SAT3 SA to USA
SAT3 SA to UK
SAFE SA to HK
SAFE SA to USA
USA to Europe
Europe to Asia
Asia to USA
Inter USA
Inter Europe
SAIX INTERNATIONAL TOPOLOGY
Cable Routes
SAIX International Connections
Peering Partners
Updated 17 January 2007

20

IP Network International

Telkom’s
International IPNet

Comprises an
International
network of LIR
(2) and DIRs (6)

International
bandwidth
currently
exceeds 2
GBit/s

NGN Services Segment (SS) - Services independent of
network

Existing IPNet services segment to evolve to NGN services segment

Will connect directly to Metro Ethernet

Facilitate services such as VoBB, Triple Play, WiMaX access to Internet etc.

Integration allows for a single point of session control and billing

DHCP server

(relay?)

ME

IPNet

NGN Services Segment

DHCP session

PPPoE

session

SIP Server

SSC

AAA

AAA

DHCP server

VANS Infrastructure

VoBB

Internet

IPTV

Regional head

end

TCNet

BRAS

TSM

DNS

Cashe

SBC

TCNet

35%
30%
25%
20%
15%
10%
5%
0%
2006
2007
2008
2009
2010
2011

22

Predicted “NGN-ised” services by 2011

Based on planned Capex programme

New Service Growth

Migration of Legacy Services (Data and partial Voice )

NGN Challenges

Vast array of NG technologies to choose from

Migration of customers from legacy technologies and recovery of obsolete equipment

Product evolution from circuit switched products to packet based products

Security threat of IP

Next Generation Operational Support Systems

Quantity and quality of available skills

Each operator has a unique situation from customer base perception and own development

Conclusion

Strategy

Evolutionary approach

Provide bandwidth capacity

Provide for growth through new services and applications

Replacement of legacy technologies

Selective modernization

Targeted retirement

2010/11 Goals

Attain an ICT-capable NG Network

Generate incremental revenue growth by converging voice, data and video

Exploit operational cost savings

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25

Support Systems for the
Future

Motlatsi Nzeku

Chief Information Officer

Perceived Customer Value
Service enablers
Supporting networks and infrastructure
Phy sical

26

Transport

Networks

Access Networks

(Wireless and Wireline)

OSS

Service Enabling Networks

(IP Network/Softswitch/PSTN/OSP)

BSS

Successful
network
evolution
achieved
through
focus on the
entire
‘dependency
pyramid’

Infrastructure and ancillary
systems i.e. energy,
cooling, space, copper,
fibre and spectrum

“Legacy” and NG
transport networks e.g.
SDH, ATM, WDM, ME

Access networks
providing last mile
connectivity e.g. CBR,
xDSL, xPON and wireless

Supporting OSS and
BSS systems, e.g.
Billing, EMS, NMS

Media and Applications

The Services dependence on OSS/BSS

Why NG-BSS / OSS?

Telkom Drivers

Revenue Protection

By facilitating a better customer experience,
self-service capability and converged services

Revenue Generation
and Growth

By enabling new revenue generating services
to be launched more quickly

Managing Costs

By providing the capabilities to manage and
leverage the NGN network

Current OSS / BSS Programme

Customer
Centricity and
efficiency

Optimisation
of Asset
Utilisation

Customer Relationship Management

Unified view of the customer

Order Management

Unified fulfilment capability

Fault Management

Fault resolution, quality management and control

Network and Service performance management

Service Level Agreement management and transparency

Network inventory

Control over physical and logical repositories

Integrated with procurement system

Coupled with automated asset acquisition and
deployment process

Fulfillment, Assurance and Billing (FAB)

Interface to customers / consumers

CSB, Call Centre, Online, etc.

CRM

Clarify 12

FAB

PC

MC

NI

Order Execution

CBS & Unibase

Billing

Flex, Infranet, SAP

Service Assignment

SAM / Cramer

Network

Core & Access

Test Mgmt

Taskmate

Order Entry

OMS

Trouble Handling

CTTS

Work Force

WFM

Fault Mgmt

NFMS

Perf. Mgmt

PSM

Fulfillment

Assurance

Billing

Service Activation

T,S,B agent, xAct

IP-Activator

Mediation

TTI

Strategic framework - New OSS & BSS solutions

Evolutionary development and deployment

Ongoing need for automation, business process improvement and customer support

Will integrate with current solutions

The transition plan

Modular subsystems releases (typically bi-annually) to deliver business benefits in regular intervals

Mixture of replacement & migration

keeping legacy solutions where appropriate

Pre-determined integration points with existing systems

Create a future-proof environment

NGOSS Current status

NGOSS Phase 1 –  in execution

Software products selection

Time lines

Architecture blueprint

Statement of work for Phase 2

Approach to implementation

NGOSS Phase 2 – to be activated

Integration and implementation of NG OSS/BSS over a number of years

Executed by international and world class prime and sub-system integrator

Activated once approved by Telkom BoD

Self

Help

CRM

Clarify 12

OMS

AMDOCS 6

Clear

Support

Clarify 12

Provisioning Controller

Amdocs 6

Billing

AMDOCS 6

Flexibill

ESB/WebSphere

Quallaby

Provisio

Cramer

Smallworld

MicroMuse

MetaSolv

Axiom

NetCracker

ESB/WebSphere

TTI

Service

Service

PSM

Fault Mgmt

Inventory

Activation

Charging

AMDOCS 6

MicroMuse

Fault Mgmt

Service Delivery Platform

Mediation

DW

Reports

Example of NGOSS high-level overview

Key Challenges

Integration effort and complexities between existing and new NG
OSS/BSS solutions

Alignment of current business demands with the NGOSS
programme

Global availability of skilled IT resources

Regulatory challenges

Conclusion

Migration to NGN is imperative

NGN enabled service already delivering substantial results (e.g.
broadband and VPNs)

Significant NGN services in development, many to be introduced during the 2008 financial year

Selective investment and migration to an NGN business is the key to future success

Traditional and New Wave
Revenue

Steven Hayward

Managing Executive: Retail Marketing

Overview

Business drivers towards a new generation business

Convergence at work

Customer Demand in the South African Market

Telkom evolving to a full-service ICT solutions provider

Broadband and VPN successes prove the future of NGN Services

Business drivers

Customer requirements changing rapidly

Adoption of broadband

Packet based products and services

Self-service

Convergence

Industry

Voice-data

Fixed-mobile

Intensifying competitive landscape

Combat erosion of traditional voice revenue

Compelling value propositions to all customer segments across
ICT value chain

IP-PBX

IP-PBX

Telco expands out

IT/Broadcasters/ISP’s/VAN’s etc

expands in

Voice

Data

Video

IT

Systems

IT

Systems

Voice

Data

Video

Source: Ovum

Driving Convergence

Convergence: The world continues to change

At home

In business

On the move

In leisure

For our customers’ customers

Empowering our customers and their customers for their benefit to connect with whomever and whatever they want, whenever, however and wherever they want.

Seamless control and access across devices

Product centric

Organisation stovepipes

Technology led

Product stovepipes

Old portfolio

Telco

FROM

Customer centric

One team

Business partners

Holistic solutions

New wave services

IT and network services Co

TO

Fixed Line Network /
Fixed Applications
Broadband Network /
Broadband Application
Mobile Network /
Mobile Applications

40

“New Wave” architecture – a global trend

Content &

Applications

Control & Service
Capabilities

Connectivity /

IP Packet Transport

Spaghetti vertical silo
integration

Lasagne horizontal
service layer

Standards/
Technologies

Available with IP,
IMS,

SIP, 3Gr6

Standardised billing
infrastructure

Reduce churn

Contain integration cost

Revenue generating
opportunity

Smart  bundling

Increase wallet share

DSL, Cable, 3G, WLAN, Fibre, WiMAX

2002

2006

2008

2004

Cost

Containment

Customer

Centricity

Services

Expansion

How will service providers evolve? (Mapping to international trends)

Source: The Yankee Group, 2003

Business focus

Infrastructure

Rationalization

Dramatic drop in capex, shifting to opex
in later stages

Services Bundling

Customer Centricity

Gradual introduction of new services
and offers focused on retention and
wallet share

Services Expansion

Applications Integration

Accelerated expansion
of services/content/
mobility

12,000
10,000
8,000
6,000
4,000
2,000
0
2004
2005
2006
2007
2008
2009
Broadband
Business dial-up
Consumer dial-up
Leased lines

12,000
10,000
8,000
6,000
4,000
2,000
0
Retail leased lines
MDNS
Internet Access
VAS
WAN
Wholesale
Mobile data services
2005
2010

10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
2008
2009
2010
Retail leased lines (discrete)
Other MDNS
IP VPN

42

RSA revenue forecast

Total internet access
revenues

Source:  BMI-T, 2005

Total data market revenues
2005 & 2010

RSA revenues from MDNS
and retail leased lines

RSA VoIP/VoBB revenue (Rm)
800
700
600
500
400
300
200
100
0

43

RSA VoIP / VoBB Services Revenue Forecast

2005

2007

2008

2009

2010

2006

Business

Residential

Source: BMI-T, 2006

BMI-T forecast indicate the RSA VoIP market expects
strong growth, albeit from a small base

3,806
4,285
4,876
5,564
6,190
6,875
7,570
8,282
8,939
9,787
01
02
03
04
05
06
07
08
09
10

44

South African Entertainment and Media Spend

(2001 – 2010)

13%

9%

Source:  PWC Global Media Outlook, 2006

CAGR%

Growth - selected international IPTV launches

0

100

200

300

400

500

600

700

yr0

yr1

yr2

yr3

yr4

yr5

Homechoice

Freebox

MaLigne

Now

Broadband

Fastweb

Note:  Homechoice launched 2000, Fastweb launched 2001,  other services launched 2003

Source: Spectrum analysis, Screen Digest

South African Hype Curve of Service Offerings

Less than 2 years

2 to 5 years

5 to 10 years

More than 10 years

Here today

Plateau of
productivity

Slope of
enlightenment

Trough of
disillusionment

Peak of inflated
expectations

Technology
trigger

Speech Recognition
for Telephony

Enterprise /
VPN VoIP

Video
conferencing

Urban nomadic access

Bandwidth on Demand

Broadband
Internet

Virtual Private Networks

Managed Services

Video on Demand

Intelligent Villages

IPTV

Video Surveillance

Unified
Services
Portal

Fixed line SMS

QoS

IP Centrex

Virtual PRI

Intelligent wireless
home networks

Hosted IP Contract Centre

Media Streaming

Usage based billing

Visual Eyes

Voice / BB

Triple Play

Quadruple play

Voice / WMax

IP Unified Messaging

Unified Communications

Adapted from Gartner. Note: Telkom acknowledges that the hype curve is intellectual property of  the Gartner Group

2006

2010/2011

2007/2008

Significant Data Service Migration - Telkom

Diginet

ATM

Ethernet

DSL

FR

0

WiMAX

0

Time

Time

2006

2010/2011

2007/2008

Significant Voice Service Migration - Telkom

PSTN

VoIP

Portability &
nomadicity

Next
generation
voice

0

0

NGN enabled service transformation and new
innovation

Impacts to customers

New IP based applications and services being developed

Improved customer experience:

Self-service

Flexible billing and bandwidth usage

Bundled offerings bring convenience and cost saving benefits

Traditional voice and data services will be selectively migrated to
NGN based platforms

Telkom is developing various portfolios of new products and next generation versions of existing products

Key NGN enabled products and services

Broadband access

Targeted at various customer segments and applications

Telkom T-Zones

WAN and LAN Services

IP VPN (VPN Supreme)

Enterprise wireless LAN

Voice over IP (VoIP)

Voice over Internet (TI Communicator)

Voice over BB

Hosted Enterprise IPT (hosted IP PBX, Centrex)

Virtual PRI

Hosted IP contact centre

Key NGN enabled products and services (cont)

Content and Video

Music on Demand

Gaming

Video on Demand

IPTV

Collaboration

Mobile Email

Web Conferencing

Key NGN enabled products and services (cont)

International Wholesale

NGSDH offering STM 4 (622 Mbit/s) – STM 64 (10 Gbit/s)

International Private Leased Services

Temporary international Broadcast services via under sea cable

IP Interconnection

National Wholesale

NGSDH offering STM 4 (622 Mbit/s) – STM 64 (10 Gbit/s)

Operator fixed links

Wholesale DSL

IP Clearing House

IP Interconnection

Each product developed according to market demand, competitive drivers and internal financial criteria

NGN Enabled Products & Services

Enhanced Voice and Messaging Services

Triple Play

Video Telephony

True Unified Communications

Personalised Services

Presence

Find Me, Follow me

Fixed Mobile Convergence

Billing Convergence

Postpaid / Prepaid profiles on one account

Essential Facilities

Local Loop Unbundling (EC Act)

Telkom is delivering an exciting future

Go!Closer
With super-fast Broadband access
CLOSER FOR EVERYONE! CALL 10219 DURING OFFICE HOURS,
OR VISIT YOUR CLOSEST TELKOM direct OR GO TO WWW.TELKOM.CO.ZA

54

Growth engines:  calling plans

Telkom Closer

200,000 customers end October 2006

Enhanced with per second billing on Mobile
1 November 2006

Bundles with DSL to improve value prop

SupremeCall

2,227 business accounts end October 2006

Discounted preferential rates and true per
second billing

Bundled packages

Term and volume discount plans targeted at
large business customers

Telkom will exploit the need for fixed lines with bundles of voice minutes through calling plans such as Telkom Closer and SupremeCall

Business Voice – Strategy Overview

Solutions

Customised PSB
options

Generic PSB

solutions

SupremeCall

CellSaver

Calling Plans

Segments

Global

Government

Corporate

Large Business

Medium and small

enterprises

Win back and

retain

Loyalty

Retain

Strategy

Enterprise Voice Strategy – Defend and Grow

Strategic Objectives

Lead with volume and term value based pricing plans and
bundles

Differentiate and deliver unique value propositions to each sub-
segment portfolio

Extensive R & D focus on NGN products

Integrate Legacy & NGN products to provide a “hybrid solution”
that creates strategic competitive advantage

2011 broadband vision

Up to 4Meg

Today

Legacy TDM network

Stand alone access, voice and internet
value propositions

Limited content

Complex installation

Up to 10Meg

3rd Generation IP network

Integrated communication and
entertainment

Interactive IPTV and HDTV

“Better than” content strategy

Simplicity of use – plug and play
broadband in a box

2011

ADSL – 6% penetration of fixed access
lines

ADSL – 15-20% penetration of fixed
access lines

57

To remain the leading Broadband provider in South Africa

Broadband Retail strategic objectives

Differentiate on quality and speed

Develop innovative pricing and bundling options to reduce barrier to entry and increase value proposition rather than reducing market level price

Bundling of broadband access, TelkomInternet and content rich products and services to provide lifestyle solutions

Aggressive communication to educate, create top of mind
awareness and demand

Improve customer experience and satisfaction through an
innovative,  friendly and attractive portal to create a “gateway to the broadband experience”

do Broadband - do Life - Microsoft Internet Explorer
File Edit View Favorites Tools Help
Back
Search
Favorites
Address
http://www.etec.webfarm.telkom.co.za/lookinfeel/doBroadband/main.html
Go
Links
Broadband
Music
Video
Gaming
Voice
Education
News
Support
Products
gaming
movies
business
education
Communication
music
start
Adobe Photoshop
do Broadband -
EN
09:42 AM

59

Broadband portal

WiMAX - Fixed Broadband Wireless Access

Complimentary to the DSL footprint in peri-urban and rural

            areas (DSL “Up to 512 kbps” look-alike)

High speed Internet access

Backhaul from T-Zone Hot Spots

Access to VPN services

Access for special events

Best effort Leased Line replacement

Campus environment customer specific solutions

Customer end points
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06

61

VPN Supreme – Unit Growth

355% unit growth over the past
18 months

Expected growth to continue in
2007 / 2008

Fully managed solution

Availability SLA

Performance SLA

Managed Services Portal (MSP)
– Live online reporting

Monthly performance reports

Only IP-VPN product in South
Africa to be QoS Certified by
Cisco Systems

18 Months Growth since March 05

4,846

7,336

4,143

2,625

1,382

1,554

4,467

6,716

3,457

0

1,000

2,000

3,000

4,000

5,000

6,000

7,000

8,000

Sites

Conclusion

NGN is the enabler to grow new wave products and enter new
markets

BT Case Study (11 October 2006)

New wave turnover      38.1%

Generates 32% of turnover

New wave is 2.6 x decline in traditional revenues

Vigorously defend the traditional revenues with value based calling plans and bundles

Defend the old – Grow the new

JSE

SECURITIES EXCHANGE
SOUTH AFRICA

NYSE

New York Stock Exchange®

63

Nicola White

Investor Relations

telkomir@telkom.co.za

Tel. +27 12 311 5720